

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

22003738

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SEC FILE NUMBER
8-66721

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2021_____ AND ENDING _____12/31/2021_____

  (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cronus Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Elmwood Drive

(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey S Rubin	203-774-9640	jrubin@cronuspartnerscom
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Jeffrey S. Rubin</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Cronus Partners, LLC</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022

Notary Public

Signature: _____

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Cronus Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cronus Partners LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cronus Partners LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cronus Partners LLC's management. Our responsibility is to express an opinion on Cronus Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cronus Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Cronus Partners LLC's auditor since 2015.

Maitland, Florida

February 19, 2022

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

ASSETS

Cash	$	70,749
Accounts receivable		207,500
Prepaid expenses and other		8,957
Fixed assets		4,411
TOTAL ASSETS	$	291,617

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	15,463
TOTAL LIABILITIES		15,463
MEMBER'S EQUITY		276,154
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	291,617

The accompanying footnotes are an integral part of this financial statement.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners LLC (f/k/a Marcum Cronus Partners LLC) (the "Company") was organized in the State of Delaware on June 23, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners LLC. (the "Parent"). Effective on June 6, 2014, the Company changed its name from Marcum Cronus Partners LLC.

The Company engages in advising and facilitating merger and acquisition (M&A) transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives. The depreciation expense recorded in 2021 was $2,650.

Revenues from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides M&A advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, there were no unsatisfied performance obligations.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
           POLICIES (continued)

Management uses estimates and assumptions in preparing financial statements in
accordance with accounting principles generally accepted in the United States of
America. Those estimates and assumptions affect the reported amounts of assets and
liabilities, the disclosures of contingent assets and liabilities and related revenue and
expenses. Actual results could vary from the estimates that were assumed in preparing
the financial statements.

The Company considers cash on deposit and money market accounts with a maturity
date of 3 months or less to be cash and cash equivalents. At times, cash balances held
at financial institutions may be in excess of balances insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees
and client expenses receivable. These accounts are presented net of the allowance on
the statement of financial condition

NOTE 2   INCOME TAXES

No provision for federal and state income taxes has been made since the Company is
not a taxable entity. As a single member limited liability company, the member is
individually liable for the taxes on the Company's income or loss.

The Company complies with Financial Accounting Standards Board (FASB)
Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset
and liability approach to financial accounting and reporting for income taxes. Deferred
income tax assets and liabilities are computed for differences between the financial
statement and tax basis of assets and liabilities that will result in taxable or deductible
amounts in the future based on the enacted tax laws and rates applicable to the periods
in which the differences are expected to affect taxable income. Valuation allowances
are established, when necessary, to reduce the deferred income tax assets to the amount
expected to be realized.

NOTE 3   NET CAPITAL REQUIREMENTS

The company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which
requires the maintenance of minimum net capital and requires that the ratio of aggregate
indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also
provides that equity capital may not be withdrawn or cash dividends paid if the
resulting ratio would exceed 10 to 1. At December 31, 2021, the Company had net
capital $55,286, which was $50,286 in excess of its required minimum net capital of
$5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 4   401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company. For the year ended December 31, 2021, the Company did not make any contributions to the plan.

NOTE 5   FIXED ASSETS

Details of fixed assets at December 31, 2021, are as follows:

Computer equipment	$ 1,784
Website Development	25,456
Total fixed assets at cost	$ 27,240
Less: accumulated depreciation	22,829
Net fixed assets	$ 4,411

NOTE 6   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

NOTE 7   RULE 15c3-3

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities.

The Company's business activities are, and will remain, limited to business activities in the private placement of securities, M&A advisory services, marketing and wholesaling mutual funds and exchange traded funds, financial and marketing consulting services, referrals and primary distribution of tax shelters or limited partnerships.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 8   NOTE PAYABLE

Pursuant to the Paycheck Protection Program "PPP", on May 7, 2020 the Company was granted a loan in the amount of $89,957. On March 5, 2021, the Company was granted an additional PPP loan in the amount of $70,550. The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

During the year, both of these loans were forgiven in the entirety. This was recorded as Forgiveness of debt on the Statement of Operations and as an adjustment to reconcile net income to net cash provided by operating activities on the Statement of Cash Flows.

NOTE 9   EMPLOYEE RETENTION CREDIT

The Company recorded other income as a result of the Employee Retention Credit (ERC). Laws and regulations concerning government programs, including the Employee Retention Credit established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, are complex and subject to varying interpretations. Claims made under the CARES Act may also be subject to retroactive audit and review. There can be no assurance that regulatory authorities will not challenge the Organization's claim to the ERC, and it is not possible to determine the impact (if any) this would have upon the Organization.

NOTE 10   CONCENTRATION OF REVENUE

During the year, two customers accounted for 48% and 46%, of advisory fees and services.

NOTE 11   SUBSEQUENT EVENTS

Subsequent events have been evaluated thru the date the financial statements were available to be issued, and no events have been identified which require disclosure.